SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held company

Corporate Taxpayer’s ID nº 33.042.730/0001-04

NIRE 3530039609-0

MATERIAL FACT

Companhia Siderúrgica Nacional (B3: CSNA3; NYSE: SID) ("CSN" or the "Company"), in accordance with Article 157, Paragraph 4 of Law 6,404/1976 and CVM Resolution no. 44/2021, hereby informs its shareholders and the market in general that following the material fact dated December 11, 2024, on December 30, 2024, it entered into a share purchase and sale agreement and other agreements with the shareholders of Estrela Comércio e Participações S.A. ("Estrela"). ("Estrela"), with the intervention and consent of Estrela ("Sale and Purchase Agreement"), for the acquisition of shares representing 70% (seventy percent) of Estrela's share capital, for a total price of R$ 742,500,000. 00 (seven hundred and forty-two million five hundred thousand reais), of which R$ 300,000,000.00 (three hundred million reais) will be paid at the closing of the Transaction and the remainder of the total price will be paid in 3 (three) annual instalments ("Transaction").

Estrela is the Holding Company of the Tora Transportes Group (“Tora Group”) (https://tora.com.br), one of the largest logistics operators in the country, which has accumulated expertise in the area of road-rail integration and terminal operations for over 50 years, focused on the movement of large tonnages. The commercial relationship between the Tora Group and the Company has lasted for 35 years and this strategic acquisition aims to promote strong growth in intermodal operations by more intensively exploiting the current infrastructure in the regions of operation, strengthening CSN’s performance in the logistics segment.

The closing of the Transaction is subject to the receipt of the legal and regulatory approvals required under applicable laws, including, without limitation, the approval of the Administrative Council for Economic Defense - CADE, and the satisfaction of other conditions precedent set forth in the Sale and Purchase Agreement.

CSN undertakes to keep its shareholders and the market in general duly informed about any relevant developments related to the Potential Transaction, in accordance with applicable legislation.

São Paulo, December 30, 2024.

Antonio Marco Campos Rabello

Chief Financial Officer and Investor Relations Executive

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 30, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.